UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Commission File Number: 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

(Translation of registrant’s name into English)
SINGAPORE

(Jurisdiction of incorporation or organization)
60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES
EXHIBIT INDEX
Ex-3.(I).1 Certified true extract of the minutes of the EGM of the Company held on August 17, 2005.
Ex-4.1 Master Agency Agreement, dated as of August 17, 2005 by and between the Company and The Bank of New York.
Ex-4.2 Fourth Supplemental Indenture, dated as of August 17,2005 by and between the Company and The Bank of New York.

Chartered Semiconductor Manufacturing Ltd (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
Other Events
On August 17, 2005, the Company held an Extraordinary General Meeting (“EGM”) of its shareholders which, among other things, resolved that the Company’s Articles of Association be amended in order to facilitate its previously announced private placement of 30,000 Units consisting of 30,000 Convertible Redeemable Preference Shares and $46,702,800 6.00% Amortizing Bonds due 2010 (the “Units Issuance”).
In connection with the EGM and the Units Issuance, the Company is filing the following documents as Exhibits 3.(I).1, 4.1 and 4.2 to this report on Form 6-K, each of which is incorporated by reference herein.
Exhibits
3.(I).1	Certified true extract of the minutes of the EGM of the Company held on August 17, 2005.

4.1	Master Agency Agreement, dated as of August 17, 2005 by and between the Company and The Bank of New York.

4.2	Fourth Supplemental Indenture, dated as of August 17, 2005 by and between the Company and The Bank of New York.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 18, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
3.(I).1	Certified true extract of the minutes of the EGM of the Company held on August 17, 2005.

4.1	Master Agency Agreement, dated as of August 17, 2005 by and between the Company and The Bank of New York.

4.2	Fourth Supplemental Indenture, dated as of August 17, 2005 by and between the Company and The Bank of New York.